FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 30, 2009 regarding announcement on revisions of consolidated business forecasts for fiscal 2008

2.	Press release dated January 30, 2009 regarding announcement on record of valuation allowance against deferred tax assets and unconsolidated-basis losses on write-downs of subsidiaries shares

3.	Press release dated January 30, 2009 regarding announcement on performance improvement measures

4.	Press release dated January 30, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Kokusai Electric shares

5.	Press release dated January 30, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Koki shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 2, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2008

Tokyo, January 30, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for fiscal 2008, year ending March 31, 2009, which were announced on October 30, 2008, in light of recent business performance. Details are as follows.

1. Revisions of Consolidated Business Forecasts for Fiscal 2008

(from April 1, 2008 to March 31, 2009)

(Millions of yen)

	Revenues	Operating income	Income(loss) before income taxes and minority interests	Income(loss) before minority interests	Net income (loss)
Previous forecast (A)	10,900,000	410,000	310,000	120,000	15,000
Revised forecast (B)	10,020,000	40,000	(380,000)	(710,000)	(700,000)
(B) – (A)	(880,000)	(370,000)	(690,000)	(830,000)	(715,000)
% change	(8.1)	(90.2)	—	—	—
Fiscal 2007 Ended March 31, 2008	11,226,735	345,516	324,782	52,619	(58,125)

Reasons for Revisions

Fiscal 2008 revenues are now expected to be substantially lower than the previous forecast, which was announced on October 30, 2008 with first-half results, because of a sharp drop in sales in businesses related to automobiles, semiconductors, industrial equipment and certain other fields, all of which have seen rapidly declining demand. By segment, Hitachi expects Information & Telecommunication Systems and Financial Services to post results in line with previous expectations. However, Hitachi projects large revenue decreases in the following segments due to a rapid drop-off in demand since November 2008: Electronic Devices, mainly in semiconductor production equipment; Power & Industrial Systems, mainly in automotive products and construction machinery; Digital Media & Consumer Products, mainly in digital media products and air conditioners; and High Functional Materials & Components, mainly in semiconductor- and automotive-related products.

Operating income is projected to fall far short of the previous forecast because of sharp earnings declines in the Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components segments, in line with the rapid fall in revenues. HDD operations *1 recorded positive operating income for the full year. Exchange rate fluctuations are estimated to have a 110.0 billion yen and a 30.0 billion yen negative impact on operating income compared with the previous fiscal year and the previous forecast, respectively.

Hitachi projects net other deductions of 420.0 billion yen, 320.0 billion yen worse than the previous forecast. Details are as follows. Hitachi forecasts 140.0 billion yen, 150.0 billion yen lower than the previous forecast, in net equity in losses of affiliated companies due to worsening performances at equity-method semiconductor-related affiliates and other entities. Hitachi expects to record business structural reform-related expenses of 150.0 billion yen, 85.0 billion yen more than the previous forecast, including impairment losses on property, plant and equipment, to counter future market contraction and stagnation. In addition, Hitachi expects to record exchange losses, 40.0 billion yen worse than previous forecast, resulting from the yen’s appreciation and to record losses on securities, 20.0 billion yen worse than previous forecast in write-downs of securities due to the share market crash. As a result of the aforementioned charges, the Company expects income before income taxes and minority interests to be much worse than the previous forecast.

Moreover, Hitachi plans income taxes will be worse than the previous forecast by 140.0 billion yen in write-downs of deferred tax assets. One reason is due to a re-evaluation for a period of time available for realizing tax benefits, because of a dramatic decline in taxable income at companies subject to consolidated taxation, including the Company. Another reason is due to a re-evaluation of realizability in tax benefits in Hitachi Cable, Ltd. and Hitachi Maxell, Ltd. Accordingly, income before minority interest and net income are expected to be substantially worse than the previous forecast.

The revised forecasts assume an exchange rate of 90 yen to the U.S. dollar and 120 yen to the euro for the fourth quarter of fiscal 2008.

*1.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ending March 31, 2009 include the operating results of Hitachi GST for the twelve months ended December 31, 2008.

2. Revisions of Consolidated Business Forecast for Fiscal 2008 by Industry Segment

(1) Revenues by Industry Segment

(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2007
Information & Telecommunication Systems	2,630.0	2,630.0	0.0	2,761.1
Electronic Devices	1,250.0	1,160.0	(90.0)	1,293.5
Power & Industrial Systems	3,650.0	3,230.0	(420.0)	3,568.1
Digital Media & Consumer Products	1,430.0	1,270.0	(160.0)	1,504.6
High Functional Materials & Components	1,830.0	1,580.0	(250.0)	1,875.0
Logistics, Services & Others	1,120.0	1,070.0	(50.0)	1,271.4
Financial Services	400.0	400.0	0.0	445.4
Eliminations & Corporate items	(1,410.0)	(1,320.0)	90.0	(1,492.6)
Total	10,900.0	10,020.0	(880.0)	11,226.7

(2) Operating Income (Loss) by Industry Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2007
Information & Telecommunication Systems	173.0	169.0	(4.0)	116.1
Electronic Devices	43.0	28.0	(15.0)	54.0
Power & Industrial Systems	157.0	7.0	(150.0)	138.4
Digital Media & Consumer Products	(55.0)	(109.0)	(54.0)	(109.9)
High Functional Materials & Components	120.0	4.0	(116.0)	141.0
Logistics, Services & Others	22.0	16.0	(6.0)	27.8
Financial Services	20.0	15.0	(5.0)	25.4
Eliminations & Corporate items	(70.0)	(90.0)	(20.0)	(47.5)
Total	410.0	40.0	(370.0)	345.5

[Reference] Provisional Consolidated Results for the Third Quarter of Fiscal 2008

Provisional consolidated operating results for the third quarter of fiscal 2008 are shown in the table below. These provisional figures were prepared based on information available to the Company as of the announcement of this press release and could therefore differ materially from actual results due to various factors.

Hitachi plans to announce consolidated operating results for the third quarter of fiscal 2008 on February 3, 2009.

(Millions of yen)

	Revenues	Operating Income (loss)	Income(loss) before income taxes and minority interests	Income(loss) before minority interests	Net income (loss)
Three months ended December 31, 2007	2,707,104	77,873	80,129	43,480	12,501
Three months ended December 31, 2008	2,260,000	(15,000)	(174,000)	(399,000)	(371,000)
Year-over-year % change	(16.5)	—	—	—	—

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Records Valuation Allowance Against Deferred Tax Assets

And Unconsolidated-basis Losses On Write-Downs Of Subsidiaries Shares

Tokyo, January 30, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Company plans to record a valuation allowance against deferred tax assets for fiscal 2008, year ending March 31, 2009. Additionally on an unconsolidated basis, the Company plans to recognize losses related to write-downs of subsidiaries shares.

1. Recording valuation allowance against deferred tax assets

Hitachi plans to record approximately 220.0 billion yen of a valuation allowance against deferred tax assets related to national income tax of the group, including the Company, that files a consolidated tax return and record a deferred tax expense because the Company re-evaluated the realizability of its deferred tax assets in line with the decline in the taxable income of the group, including the Company. On an unconsolidated basis, the Company expects to recognize approximately 110.0 billion yen of a valuation allowance against deferred tax assets related to national income taxes and deferred tax expense.

2. Recognizing losses on write-downs of shares on an unconsolidated basis

On an unconsolidated basis, Hitachi plans to recognize extraordinary losses of approximately 56.0 billion yen on write-downs of shares in line with a significant decline in share prices for fiscal 2008, year ending March 31, 2009.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Announces Performance Improvement Measures

Tokyo, January 30, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it would rigorously pursue the following measures designed to improve profitability and spur future growth in the face of a rapidly changing operating environment. Hitachi is determined to implement far-reaching structural reforms while at the same time using its advanced technologies to address needs related to social, industrial, life and information infrastructure, fields that are expected to see growth over the medium and long terms worldwide.

1. Emergent Performance Improvement Measures

(1) Thoroughly Execute Business Structural Reforms

Economic stagnation is expected to persist for the foreseeable future, making revenue expansion unlikely. Against this backdrop, Hitachi plans to execute the following business structural and cost-structure reforms that are designed to create a robust operating structure that can secure earnings and generate more.

1) Accelerate Business Structural Reforms

Hitachi plans to cut fixed expenses in the order of approximately 200.0 billion yen by the end of fiscal 2009, the year ending March 31, 2010, centered on digital media and automotive systems-related businesses. This measure will be achieved by exiting unprofitable businesses and products with no hope for earnings improvement, conducting a sweeping review of investments, integrating and closing plants as well as rightsizing the workforce in Japan and overseas, among other actions.

Hitachi’s Automotive Systems Group has been directly affected by the worldwide fall in auto sales. In this business group, Hitachi plans to optimize its product mix, shift focus to automotive-related systems that address environmental and safety demands, integrate plants worldwide and take other actions. Along with redeploying employees to other divisions within the Group, Hitachi plans to adjust the workforce by around 4,000 globally by the end of fiscal 2009. Subsidiaries such as Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. with automobile-related businesses also intend to look at and implement drastic measures. Measures to be looked at by subsidiaries include restructuring plants across the globe, postponing the launch of operations at new overseas plants, freezing new investments and rightsizing the workforces at these and other subsidiaries.

The Consumer Business Group, meanwhile, is operating in a difficult business environment, especially for flat-panel TVs. Since last year it has been implementing structural reforms to achieve the right workforce size and these ongoing actions have already seen to adjust by 1,000, including reassignments to other divisions in the Group. Looking ahead, however, plans call for roughly another 3,000 rightsizing by the end of fiscal 2009 worldwide.

Furthermore, Hitachi is cutting back on overtime, suspending operations, redeploying personnel, reviewing the number of non-permanent employees and implementing other initiatives, or has plans to do so, according to changes in work and production volume in each business and division. These actions will be extended to other business fields.

At the same time, Hitachi Group’s business resources will be shifted to business fields harboring medium- and long-term growth prospects, such as social, industrial, life and information infrastructure and relevant service fields related to the environment and energy conservation. By mustering the Group’s human resources and technological capabilities, Hitachi hopes to strengthen and generate higher earnings in these fields as well as accelerate global development of these businesses in newly emerging nations and regions.

(2) Cut Costs With the Help of All Employees

Hitachi Group is presently pushing ahead with a Group Workforce Activity called “Strengthening The Base ’08-’09”. Over the two-year period from April 2008 to March 2010, the Hitachi Group aims to strengthen operations, based on the assumption that business conditions will be worsened. Some of the themes of this Group-wide drive are capitalizing on Hitachi’s MONOZUKURI (manufacturing) expertise, strengthening development and purchasing power capabilities, and harnessing IT to innovate in businesses and administrative work. Hitachi now intends to step up these activities to achieve deeper cost reductions. As part of efforts, it will review all costs, as it works to create an improved cost structure.

1) Reduce Operating Expenses

Hitachi will comprehensively and thoroughly review all operating expenses in a bid to hold down expenses as a matter of priority. This will entail strictly screening advertising expenditures and reviewing participation and the staging of exhibitions and special events.

2) Cut Procurement Expenses

Hitachi will expand the scope of Group centralized purchasing worldwide, take advantage of the strong yen to make greater use of materials from overseas, and take other steps as it strives to reduce procurement expenses further. By implementing these measures, Hitachi will cut procurement expenses in the order of approximately 300.0 billion yen for fiscal 2009, year ending March 31, 2010.

3) Promote Shared Services

In a wide range of fields, extending from procurement and distribution to document services, cafeteria operations, security, personnel management and financial management, the Group is increasingly using shared services. Hitachi plans to accelerate this push as well as use shared services more for recycling industrial waste to play its part in addressing environmental problems.

4) Bolster Project Management Capabilities

Enforcing phase-gate management in every project should prevent unprofitable projects and reduce total costs.

(3) Improve Group Management Efficiency to Generate Higher Earnings

Raising Group management efficiency is another goal and efforts will be stepped up in this regard.

1) Reduce the Number of Consolidated Subsidiaries

Hitachi plans to reduce the number of consolidated subsidiaries in order to increase efficiency and enhance governance. To this end, it will consolidate overlapping business operations and integrate administrative divisions. The goal is to have fewer than 800 Group companies by the end of March 2010, compared with 910 at March 31, 2008.

2) Improve Capital Structure within the Group

In January 2009, Hitachi decided to make Hitachi Kokusai Electric Inc. and Hitachi Koki Co., Ltd. consolidated subsidiaries by way of tender offers in a bid to strengthen the Hitachi Group’s collective capabilities. It will continue to enhance capital structure and equity-based relationships within Hitachi Group.

(4) Link Personnel Expenses to Performance

Hitachi has paid bonuses up until now based on performance and this has functioned to control personnel expenses. Given its business results, Hitachi plans to reduce management bonuses accordingly. The Company will also aim to save costs across the board, including welfare-related expenses.

In light of the sharp deterioration in earnings, and to clarify their responsibility for ensuring measures are pushed through to turn results around, Hitachi plans to cut the bonuses and monthly remuneration of executive officers.

(5) Secure and Generate Cash Flows

Hitachi will secure cash flows by, as a rule, freezing investment, and reducing inventories and expediting the collection of accounts receivable to reduce working capital requirements.

1) Thoroughly Reduce Investment Costs, Including Freezing Capital Expenditures

Hitachi will rigorously scrutinize investments, including capital expenditures, and in principle freeze investments for ramping up output for the time being. It will also look very closely at other projects by evaluating the timing of investments as it works to keep a lid on expenditures.

2) Reduce Working Capital Requirements

With markets in a state of flux, Hitachi will shorten lead times by quickly assessing supply-demand conditions with the goal of reducing inventory levels. In addition, by reducing bad-debt cost, collecting receivables quicker and improving management of doubtful accounts, Hitachi aims to ensure sufficient cash flows.

2. Future Initiatives in Core Businesses

Although the operating environment is challenging, business fields such as those connected with the environment and energy conservation in social, industrial, and information infrastructure fields and related services around the world are relatively robust—and these fields promise considerable expansion when an economic recovery does arrive.

Leveraging the environmental and energy saving-related technologies it has built up to date, the Hitachi Group intends to concentrate management resources in fields where it excels in a drive to strengthen these fields and generate even higher earnings as well as to accelerate the pace of global business development in emerging nations and regions. Some of these fields where the Hitachi Group boasts a competitive advantage are nuclear power generation, highly efficient coal-fired thermal power generation, recyclable energies such as solar and wind power, eco-friendly railway systems and various industrial systems, hybrid construction machinery, urban energy-saving solutions, eco-conscious data centers and wide-ranging security-related fields. By developing these infrastructure-related businesses locally, Hitachi will mitigate forex and other risks. Moreover, Hitachi will urgently shift focus to hybrid and electric vehicles in automotive systems-related businesses.

High-performance motors and inverters, highly reliable lithium-ion industrial and automotive batteries, and other highly functional materials and components that help to powerfully differentiate products are key devices in the social infrastructure, industrial infrastructure, eco-friendly automotive products and other fields. With regard to these key devices, Hitachi will strengthen its activities in these fields to generate synergies and lay the foundations for future growth by continuously investing in research & development activities and establishing elemental technologies for the fields.

Hitachi plans to form a cross-business unit for highly reliable lithium-ion industrial and automotive batteries and a R&D unit for next-generation battery. In the field of recyclable energies such as solar and wind power, as of April 2009 Hitachi will launch a Power generation system promotion unit utilizing Power system control, storage and smart grid technology.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Kokusai Electric Shares

Tokyo, January 30, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed an Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 shall be amended. Summary of the amendment is as follows:

(1)	The waiting period specified by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 for purchasing shares via this Tender Offer has expired, without the imposition of measures to prohibit the purchase of shares prescribed by said law.

(2)	Announcement of the revised forecast of Hitachi’s business result for the fiscal year ending March 31, 2009.

(3)	Submission of Extraordinary Report pursuant to the Financial Instruments and Exchange Law due to occurrence of event which significantly affects Hitachi’s financial condition and business result for the fiscal year ending March 31, 2009.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Kokusai Electric Inc.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥780 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” for the details of this Tender Offer.

Cautionary Matters

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This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

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The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

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Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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Hitachi Submits Amendment Statement for Tender Offer Registration Statement Relating to Hitachi Koki Shares

Tokyo, January 30, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Koki Co., Ltd. (TSE:6581) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed an Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 shall be amended. Summary of the amendment is as follows:

(1)	The waiting period specified by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 for purchasing shares via this Tender Offer has expired, without the imposition of measures to prohibit the purchase of shares prescribed by said law.

(2)	Announcement of the revised forecast of Hitachi’s business result for the fiscal year ending March 31, 2009.

(3)	Submission of Extraordinary Report pursuant to the Financial Instruments and Exchange Law due to occurrence of event which significantly affects Hitachi’s financial condition and business result for the fiscal year ending March 31, 2009.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Koki Co., Ltd.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥1,300 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” for the details of this Tender Offer.

Cautionary Matters

-

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

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The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

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Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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